UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

15026742

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 03 2015 Wash., D.C. 194

SEC File Number
8-68515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2014** and ending **December 31, 2014**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
River Branch Capital LLC.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
300 N. LaSalle Street, Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michael Wilson (312) 244 0900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Avenue #32
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

AB 4/28

AB 4/28

OATH OR AFFIRMATION

I, Michael J. Wilson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of River Branch Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

SABRINA HOEDEBECKE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 02, 2017

Signature

Managing Director + CFO
Title

Notary Public

This Report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [x] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

Facing Page

Oath or Affirmation

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
River Branch Capital LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of River Branch Capital LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of River Branch Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of River Branch Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 10 to 12 has been subjected to audit procedures performed in conjunction with the audit of River Branch Capital LLC's financial statements. The supplemental information is the responsibility of River Branch Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
March 2, 2015

RIVER BRANCH CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,355,962
Accounts Receivable	577,500
TOTAL ASSETS	$ 1,933,462

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$ 1,933,462
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,933,462

See notes to financial statements.

RIVER BRANCH CAPITAL LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2014

REVENUES	
Advisory fees	$ 7,037,654
EXPENSES	
Management fees	2,850,000
Professional fees	14,556
Registration fees	36,226
Administrative expenses	8,750
Total Expenses	2,909,532
NET INCOME	$ 4,128,122

See notes to financial statements.

RIVER BRANCH CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

	Member's Equity	Accumulated Earnings	Total
BALANCE, January 1, 2014	$ 100,000	$ 134,034	$ 234,034
Net income	-	4,128,122	4,128,122
Member distributions	-	(2,428,694)	(2,428,694)
BALANCE, December 31, 2014	$ 100,000	$ 1,833,462	$ 1,933,462

See notes to financial statements.

RIVER BRANCH CAPITAL LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,128,122
Adjustments to reconcile net income to net cash provided by operating activities	
Change in:	
Accounts Receivable	(577,500)
Prepaid Expenses	6,250
Net Cash Provided by Operating Activities	3,556,872
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(2,428,694)
Net Cash Used in Financing Activities	(2,428,694)
Net Increase in Cash and Cash Equivalents	1,128,178
CASH AND CASH EQUIVALENTS, Beginning of Year	227,784
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,355,962

See notes to financial statements.

NOTE 1 - Nature of Operations

River Branch Capital LLC (the Company) was formed on November 3, 2009 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with River Branch Holdings LLC (the Member) on January 20, 2010. River Branch Holdings LLC is the sole member of the Company. The Company was approved as a FINRA/SEC member firm on September 15, 2010. As a registered securities broker-dealer, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company considers its money market account to be cash equivalents. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Advisory Fees

Advisory fees include investment advisory fees and fees earned from providing merger-and-acquisition and financial restructuring advisory services. These fees are recognized as earned on a pro-rata basis over the term of the contract or activity. A portion of this revenue relates to success based fees which are recognized only after they have been earned.

Accounts Receivable

Accounts receivable are stated at fair market value. The Company evaluates each customer's credit worthiness on a case-by-case basis. Management reviews accounts regularly and extension of credit is suspended when the collection of the existing account balance is considered questionable. Accounts are written off after all collection efforts have failed. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience. Management has determined that no allowance is necessary as of December 31, 2014. Past due amounts on accounts receivable are not subject to interest charges.

Unearned Client Retainers

Amounts received as retainers for professional services are recorded as a liability of the Company until such time as the professional services have been performed. As of December 31, 2014, there was no unearned client retainers balance.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended December 31, 2014. Income tax returns for the years ended December 31, 2011 through 2014 remain open, and are subject to review by applicable tax authorities.

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do not include a provision for state replacement taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related Party Transactions

By agreement, the Company pays a management fee to its Member, payable every calendar month. The Member pays all compensation and operating overhead costs including, but not limited to, rent, utilities, technology, and professional services. Total management fees paid during the year ended December 31, 2014 amounted to $2,850,000. There were no outstanding amounts due to or from the Member as of December 31, 2014.

During the year ended December 31, 2014, the Company made $2,428,694 of equity distributions to its Member.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $1,355,962 which was $1,350,962. in excess of its minimum required net capital of $5,000. The Company had no aggregate indebtedness for the year ended December 31, 2014. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2014 FOCUS filings.

NOTE 5 – Subsequent Events

The Company has evaluated subsequent events occurring through March 2, 2015, the date that the financial statements were available to be issued. As of March 2, 2015, the Company received $562,500 of the $577,500 of the receivables on its books as of December 31, 2014.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

RIVER BRANCH CAPITAL LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISION
December 31, 2014

Broker or Dealer: **River Branch Capital LLC** as of December 31, 2014

1. Total ownership equity from Statement of Financial Condition			$ 1,933,462	{3480}
2. Deduct ownership equity not allowable for Net Capital			-	{3490}
3. Total ownership equity qualified for Net Capital			1,933,462	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3520}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			1,933,462	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 577,500	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(577,500)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			1,355,962	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	-	{3734}		
D. Undue concentration	-	{3650}		
E. Other (list) - Non-Marketable Securities	-	{3736}	-	{3740}
10. Net Capital			$ 1,355,962	{3750}

Non-allowable assets include:

Accounts Receivable $ 577,500

RIVER BRANCH CAPITAL LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1
December 31, 2014

Broker or Dealer: **River Branch Capital LLC** as of December 31, 2014

Part A

11.	Minimum net capital required (6 2/3% of line 18)		$ -	{3756}
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)		5,000	{3758}
13.	Net capital requirement (greater of line 11 or 12)		5,000	{3760}
14.	Excess net capital (line 10 less line 13)		1,350,962	{3770}
15.	Excess net capital less greater of 10% of line 18 or 120% of line 12		1,349,962	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition			-	{3790}
17.	Add:				
	A. Drafts for immediate credit	$ -	{3800}		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
	C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18.	Total aggregate indebtedness			-	{3840}
19.	Percentage of aggregate indebtedness to net capital (line 18 / line 10)			0.00%	{3850}
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.0%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1
December 31, 2014

Broker or Dealer: **River Branch Capital LLC** as of December 31, 2014

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-1 is claimed:

A.	(k)(1) - $2,500 capital as per Rule 15c3-1		{4550}
B.	(k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	X	{4560}
C.	(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis		{4570}
D.	(k)(3) - Exempted by order of the Commission (include copy of letter)		{4580}

RIVER BRANCH CAPITAL LLC
Chicago, Illinois

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2014 and for the Period
June 1, 2014 to December 31, 2014

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
River Branch Capital LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) River Branch Capital LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which River Branch Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) River Branch Capital LLC stated that River Branch Capital LLC met the identified exemption provisions as of December 31, 2014 and throughout the period June 1, 2014 through December 31, 2014. River Branch Capital LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about River Branch Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
March 2, 2015

RIVER BRANCH CAPITAL LLC

March 2, 2015

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

To Whom it May Concern:

River Branch Capital LLC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from June 1, 2014 through December 31, 2014 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of River Branch Capital LLC. River Branch Capital LLC met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(i) for the period June 1, 2014 through December 31, 2014 without exception.

Regards,

Michael J. Wilson
Chief Financial Officer and Managing Director
River Branch Capital LLC

RIVER BRANCH CAPITAL LLC

Chicago, Illinois

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended December 31, 2014

COLONNADE SECURITIES LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
River Branch Capital LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by River Branch Capital LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). River Branch Capital LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2014 with amounts reported in the Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
March 2, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*********1143*******************ALL FOR AADC 606
068515 FINRA DEC
RIVER BRANCH CAPITAL LLC
300 N LA SALLE DR STE 200
CHICAGO IL 60654-3406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 17,594

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,738)

7/29/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,856

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,856

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,856

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

River Branch Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 20 15.

CFO and Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,037,654
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 7,037,654
2e. General Assessment @ .0025	$ 17,594 (to page 1, line 2.A.)